UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2019

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

Underwriting Agreement

On September 11, 2019, Celyad SA (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Wells Fargo Securities, LLC, William Blair & Company, L.L.C. and Bryan, Garnier & Co. Limited, as representatives of the several underwriters named therein (the “Underwriters”), relating to a global offering (the “Offering”) comprised of (i) an offer of 1,717,391 ordinary shares (the “Ordinary Shares”) in the form of American Depositary Shares (the “ADSs”), each representing one Ordinary Share, of the Company at a public offering price of $10.00 per ADS in the United States, Canada and certain countries outside of Europe and (ii) an offer of 282,609 Ordinary Shares at an offering price of €9.08 per Ordinary Share in Europe and certain countries outside of the United States and Canada in a concurrent private placement. The net proceeds to the Company from the sale of ADSs and Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, will be approximately $17.9 million (€16.3 million). The Offering is expected to close on September 16, 2019, subject to the satisfaction of customary closing conditions. The Company has also granted the Underwriters a 30-day option to purchase up to 300,000 additional Ordinary Shares, which may be in the form of ADSs, on the same terms and conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (File No. 333-220285), declared effective on October 6, 2017, as supplemented by a prospectus supplement dated September 11, 2019, filed with the U.S. Securities and Exchange Commission (“SEC”) on September 12, 2019.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of CMS DeBacker SCRL relating to the Ordinary Shares (including those underlying the ADSs) is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K under the heading “Underwriting Agreement” and including the exhibits hereto is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

1.1	Underwriting Agreement, dated as of September 11, 2019, among the Company and Wells Fargo Securities, LLC, William Blair & Company, L.L.C. and Bryan, Garnier & Co. Limited, as representatives of the several underwriters named therein.

5.1	Opinion of CMS DeBacker SCRL, Belgian counsel to the registrant.

23.1	Consent of CMS DeBacker SCRL (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: September 12, 2019	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer